Mail Stop 3561

March 26, 2009

Ron Kunisaki
President and Chief Executive Officer
Hydrodynex, Inc.
230 Bethany Rd.
Suite 128
Burbank, California 91504

> **Re:** **Hydrodynex, Inc.**
> **10-K/A for the Fiscal Year Ended June 30, 2008**
> **Filed March 16, 2009**
> **Form 10-Q/A for the Fiscal Quarters Ended**
> **September 30, 2008 and December 31, 2008**
> **Filed March 16, 2009 and March 16, 2009**
> **File No. 000-53506**

Dear Mr. Kunisaki:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K, as amended, for the Fiscal Year Ended June 30, 2008</u>

<u>General</u>

1.   We note that in your Form 10-K for the fiscal year ended June 30, 2008 and in your Form 10-Qs for the periods ended September 30, 2008 and December 31, 2008 you indicated that you were not a shell company. However, in your amendments to these filings you disclose that you are a shell company. Please discuss the reasons for your change in status and why you elected to file amendments to disclose this change.

2.   Please provide us with sources, appropriately marked and dated, for each factual statement you make throughout your document or characterize the statement as your belief and provide us with the basis for your belief. Also, please provide us with sources for all the statistical claims you make throughout your document as well. The following are only examples of the statements and statistics for which you need sources or a basis of belief:

   • "[i]n addition to the technological advantages of the AO-System(R), this system is very competitive when it comes to operation and maintenance costs and treatment cost per gallon of water." Market Analysis and Competition, page 9.

   • "[n]o company has a market penetration of more than a couple of percent, but we believe that the AO-System(R) has the potential to be the market leader." Market Analysis and Competition, page 9.

   • "It is estimated that 50-95% of building water systems are inhabited by this often fatal bacteria which kills around 35% of the people that are infected. As many as 18,000 are estimated to be infected by Legionella in the U.S. per year, about 5,000 of them in hospitals…" Marketing and Sales, page 10.

   We may have further comments once we examine your response, your revisions, and the marked sources you provide us.

<u>Item 1. Business, page 4</u>

3.   In this section, please discuss the effect of existing or probable governmental regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

4.   We note your disclosure on page two that you cannot begin sales of your system until you have obtained certain approvals from the U.S. Environmental Protection Agency. Please provide, in an appropriate place in this section, a brief outline and timeline of the approval process.

B. Hydrodynex' Exclusive Technology License Agreement, page 5

5.   We note that you must obtain approval from the U.S. Environmental Protection Agency before you can begin selling your product and as part of that process you must have an independent testing company test your system. We also note your disclosure in your Form 10-K and in your Form 10-Q for the period ended September 30, 2008 that you are waiting for the licensor to complete construction of a test reactor. Please discuss when you expect the licensor to complete construction of the test reactor, what is involved in the testing process and the amount of time it will take to test the reactor once it is complete. Please discuss when you expect the licensor to complete construction of the test reactor and testing to occur. If there are any impediments to completion of the test reactor, please discuss those impediments and the actions you are taking to eliminate those impediments.

E. Market Analysis and Competition, page 8

6.   We note your discussion of the various elements of the AO-System(R) that you believe make the system better than other systems currently on the market. Please discuss any negative attributes of the AO-System(R) in comparison to other systems currently on the market. Also, please discuss any negative factors pertaining to your competitive position.

I. Employees, page 10

7.   Please indicate if Richard Kunisaki and Ron Kunisaki have employment outside of the company and please disclose how many hours per week these individuals devote to Hydrodynex, Inc. Also, please disclose the amount of hours that the other officers and directors devote to the company.

Item 1A. Risk Factors, page 10

Risks Related to This Offering and Our Stock, page 16

8.   We note that under this risk factor sub-heading you include multiple risk factors that seem to refer to risk related to an offering. Please clarify what offering you are referring to in this instance.

Electing reporting status under the '34 Act will result in a delay in…, page 17

9.   Please clarify what you mean by "[e]lecting reporting status under the '34 Act will result in a delay in the registration of our common stock sold in the Offering."

Compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls…, page 18

10.   We note in the first risk factor on page 18 that you disclose that "…[i]t may be time
        consuming, difficult, and costly for us to develop and implement the internal controls and
        reporting procedures required by the Sarbanes-Oxley Act…" However, under Disclosure
        Controls and Procedures on page 24 your certifying officers certified that a recent review
        of your disclosure controls and procedures found no deficiencies in your disclosure
        controls and procedures and that your disclosure controls and procedures are effective.
        Please revise this risk factor to state, if true, for the period ended June 30, 2008 that your
        disclosure controls and procedures are designed to provide reasonable assurance of
        achieving their objectives and that your principal executive officer and principal financial
        officer concluded that your disclosure controls and procedures are effective at that
        reasonable assurance level. Please include similar disclosure in future filings. In the
        alternative, remove this risk factor if you determine it is a generic risk and not a specific
        risk to the company. Please refer to Section II.F.4 of Management's Reports on Internal
        Control Over Financial Reporting and Certification of Disclosure in Exchange Act
        Periodic Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

Item 5. Market for Registrant's Common Equity, Related Stockholder…, page 21

11.   We note from page 82 of your S-1/A filed on October 16, 2008 that on September 30,
        2007 you conducted a private placement of your shares. Please disclose in this section
        the information required under Item 701 of Regulation S-K or advise why you are not
        required to do so. Please refer to Item 701 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results..., page 21

A. General, page 21

Result of Operations, page 22

12.   We also note the substantial increase in your total expenses between the period ended
        June 30, 2007 and the period ended June 30, 2008. Please provide a more detailed
        discussion of your expenses. This discussion should not simply repeat information that is
        available from the face of the financial statements, but should instead explain the reasons
        behind the period-to-period changes. In this regard, where you identify intermediate
        causes of changes in your expenses, please be sure to fully describe the reasons
        underlying these causes. Finally, where changes in items are caused by more than one
        factor, please quantify the effect of each factor on the change, if possible. Please discuss
        if you expect these expenses to increase in future periods. Please see Item 303 of
        Regulation S-K and SEC Release No. 33-8350.

13.   We note that in the seventh paragraph on page 22 you state that your total expenses for the period ending June 30, 2008 were $70,290. We also note in the fifth paragraph on page 36 that you list your net loss for the same period as $70,290. However, in your Statements of Operations on page 34 you state that total expenses and your net loss for the period ending June 30, 2008 was $74,540. Please revise or advise.

Item 8. Financial Statements and Supplementary Data, page 23

14.   In future filings please move your financial statements to a location in your document prior to the signatures so that it is clear that the financial statements are part of your report. Please confirm your understanding in this regard.

Item 9A Controls and Procedures, page 24

Evaluation of Disclosure Controls and Procedures, page 24

15.   We note that when you state the conclusion of management regarding the effectiveness of your disclosure controls and procedures you provide a summarized definition of the definition of disclosure controls and procedures. Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Alternatively, you may simply state, if true, that the officers concluded that your disclosure controls and procedures are effective. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Item 10. Directors and Executive Officers of the Registrant, page 25

Directors, Executive Officers, Promoters and Control Persons, page 25

16.   Please clarify the period of time during which each of the named officers and/or directors has served as such. Please refer to Item 401(b) of Regulation S-K.

Code of Ethics, page 25

17.   We note that you have adopted a code of ethics applicable to all employees, officer and
        directors of the company and a separate code of ethics applicable to your Chief Executive
        and Financial Officers. In these documents you state that certain people in certain
        instances may report issues to an Audit Committee and the Corporate Governance and
        Directors Nominating Committee. In light of your disclosure on page 26 under Audit
        Committee and Audit Committee Financial Expert that you have not constituted any
        board committees and do not intend to do so until you have the resources to do so, please
        revise your code of ethics or advise why it is appropriate for you to refer to committees
        that you have not yet formed.

18.   Please state in your disclosure that you will provide to any person without charge, upon
        request, a copy of your code of ethics and explain the manner in which a person can make
        such a request. Please see Item 406(c)(3) of Regulation S-K.

Item 15. Exhibits, page 29

19.   In your future filings of your Form 10-K and 10-Q, please file a copy of any instrument
        which defines the rights of your security holders and/or incorporate the exhibit by
        reference to a previously filed filing. Also, in future filings of your Form 10-Q, please
        file or incorporate by reference a copy of your current Articles of Incorporation or
        Bylaws. Please confirm your understanding in this regard. Please refer to Item 601(b) of
        Regulation S-K.

Form 10-Q/A for the Fiscal Period Ended September 30, 2008

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 17

20.   We note your disclosure in the fourth paragraph on page 14 that in August 2008 you
        issued a convertible promissory note and 12,000 three year warrants exercisable at $1.00
        per share.

Form 10-Q/A for the Fiscal Period Ended December 31, 2008

Item 4. Controls and Procedures, page 16

21.   We note in your statement that your current principal executive officer and your principal
        financial officer have concluded that your disclosure controls and procedures were
        effective as of December 31, 2008. Please confirm if your "current" principal financial
        officer concluded your disclosure controls and procedures were effective as of December
        31, 2008.

Item 6. Exhibits, page 17

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

22.   The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-Q/A for the period ending September 30, 2008 and December 31, 2008 varies from the language of Item 601(b)(31) of Regulation S-K. For example, you included the title of the certifying officer in the introductory sentence to the certification. Please omit the title of the certifying officer in the introductory sentence. Also, we note that you removed the parenthetical language in paragraph 4(d) that states "(the registrant's fourth fiscal quarter in the case of annual report.)" Finally, we note that you have altered the beginning of paragraph 4 and 5 in a manner so that it reads as if the company has only one certifying officer. Since you have two certifying officers, please revise or advise why these alterations are appropriate. Please ensure that any changes you make to paragraphs four and five are consistent with the guidance we have given relating to certifications being provided by one officer who serves as the sole certifying officer. See Sarbanes-Oxley Act of 2002 – Frequently Asked Questions located at our web-site under the Division of Corporation Finance's Compliance and Disclosure Interpretations.5

Section 906 Certifications, Exhibit 32

23.   We note that your Section 906 Certifications filed as an exhibit your Form 10-Q/A for the period ending September 30, 2008 and December 31, 2008 are each signed by an individual that is different from the individual identified in the body of the certification. Please file an amendment to each of your 10-Qs to include proper Section 906 Certifications.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director